UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                          SCHEDULE 13G

             Under the Securities Exchange Act of 1934
                       (Amendment No. 2) 1/


                         Human Genome Sciences, Inc.
               -----------------------------------------
                        (Name of Issuer)


                    Common Stock, $0.01 par value
               -----------------------------------------
                    (Title of Class of Securities)


                          444903 10 8
                -----------------------------------------
                         (CUSIP Number)


  	1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Rho Management Partners L.P.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey

                    5    SOLE VOTING POWER

                        1,017,343 Shares (includes warrants to
                        purchase 6,915 Shares)


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY           0
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH               1,017,343 Shares (includes warrants to
                        purchase 6,915 Shares)

                    8    SHARED DISPOSITIVE POWER

                        0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,017,343 Shares (includes warrants to purchase 6,915
     Shares)


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES *



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.4%

12   TYPE OF REPORTING PERSON*

     PN

1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Rho Management Trust III


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

                    5    SOLE VOTING POWER

                        0


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY           1,012,915 Shares (includes warrants to purchase
   OWNED BY             6,915 Shares)
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH               0


                    8    SHARED DISPOSITIVE POWER

                        1,012,915 Shares (includes warrants to purchase 6,915 Shares)

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,012,915 Shares (includes warrants to purchase 6,915
     Shares)



10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES *



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


     5.4%


12   TYPE OF REPORTING PERSON*

     OO

1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Joshua Ruch


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of South Africa

                    5    SOLE VOTING POWER

                        207,766 Shares


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY           1,012,915 Shares (includes warrants to
                        purchase 6,915 Shares)
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH               207,766 Shares


                    8    SHARED DISPOSITIVE POWER

                        1,012,915 Shares (includes warrants to
                        purchase 6,915 Shares)


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,220,681 Shares (includes warrants to purchase 6,915
     Shares)



10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES *



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.5%


12   TYPE OF REPORTING PERSON*

     IN

     This Amendment No. 2 to Schedule 13G for Human Genome Sciences, Inc., a Delaware corporation (the "Company"), amends a
Schedule 13G, dated February 14, 1994, as amended by Amendment No. 1, dated February 10, 1995, with respect to shares of Common Stock, par value $.01 per share, of the Company beneficially owned by Rho Management Trust III, Rho Management Partners L.P. and Joshua Ruch. Because this is the first electronically filed amendment to the reporting persons' Schedule 13G previously filed in paper format, pursuant to the Commission's Rule 13d-2(c) this Amendment restates the entire text of the statement on
Schedule 13G presently in effect.



Item 1.   Name and Address of Issuer.

     (a) This statement on Schedule 13G is filed with respect to the securities of Human Genome Sciences, Inc., a Delaware corporation.

     (b)  The Company has its principal executive offices at 9410
Key West Avenue, Rockville, Maryland 20850.


Item 2.   Identity of Persons Filing.

     (a) This Amendment is being filed by Rho Management Partners L.P. ("Rho"), a New Jersey limited partnership,
Rho Management Trust III, a New York grantor trust (the "Trust"), and Joshua Ruch. Rho is investment advisor to the Trust, which is the registered owner of the Shares (including warrants for 6,915 Shares registered in the name of Rho Management Trust II (formerly Everest Trust), for which Rho also acts as investment advisor). Joshua
Ruch is the controlling stockholder of Atlas Capital Corp., a Delaware corporation, which is sole general partner of Rho, and is Chairman, CEO and controlling stockholder of Rho Management Company, Inc., a New York corporation ("RMC"), to which certain advisory duties concerning the Shares are delegated by Rho.

     (b)-(c) Rho is a New Jersey limited partnership, with its address at Cedarfields, Cedar Ridge Road, Bedminster, New Jersey 07921. The Trust is a New York grantor trust, with its address at RMC, 767 Fifth Avenue, New York, New York 10153, and the trustee of the Trust is William F. Indoe, Esq., whose address is Sullivan & Cromwell, 125 Broad Street, New York, New York 10004. Mr. Ruch is a citizen of the Republic of South Africa, with his address at RMC, 767 Fifth Avenue, New York, New York 10153.

     (d)-(e) The class of securities is the Company's Common Stock, par value $0.01 per share (the "Shares"), with CUSIP number 444903 10 8.


Item 3.   Filings Pursuant to Rule 13d-1(b) or Rule 13d-2(b).

     Not applicable.



Item 4.   Ownership.

     (a) As of December 31, 1996, Rho beneficially owned 1,017,343 Shares (including warrants exerciseable for 6,915 Shares), representing Shares owned through the Trust and certain additional Shares registered in the name of Rho. As of such date, the Trust beneficially owned 1,012,915 Shares (including warrants for 6,915 Shares), representing Shares owned in its name (and warrants for 6,915 Shares registered in the name of Rho Management Trust II (formerly Everest Trust)). As at such date, Joshua Ruch beneficially owned 1,220,681 Shares (including warrants exerciseable for 6,915 Shares), representing Shares owned beneficially owned by Rho and additional Shares held directly, through family members or through the JJR Foundation, a foundation of which Mr. Ruch serves as a trustee.

     (b) As a percentage of the 18,702,814 Shares outstanding as of September 30, 1996 (based on information obtained from the Company's latest Form 10-Q), and after giving effect to Shares subject to options, warrants, rights or conversion privileges, each of Rho and the Trust may be deemed beneficially to own 5.4% of the Company's total outstanding Shares, and Joshua Ruch may be deemed beneficially to own 6.5% of the Company's total outstanding Shares.

     (c) Pursuant to an investment advisory agreement between Rho and the Trust, Rho has sole power to vote and to dispose of the Shares held in the name of the Trust, and accordingly Rho may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, to be the beneficial owner of all 1,012,915 Shares owned in the name of the Trust. Pursuant to such investment advisory agreement, the Trust may be considered to retain shared power to vote and to dispose of the 1,012,915
Shares owned in its name. As the controlling person of Rho, Joshua Ruch may be deemed to share voting and dispositive power over the 1,012,915 Shares reported herein by the Trust, and to exercise sole voting and dispositive power over an additional 207,766 Shares otherwise attributable to Mr. Ruch. Accordingly, Joshua Ruch may be deemed beneficially to own 6.5% of the Company's total outstanding Shares. Rho disclaims any economic interest in the Shares covered by this Statement.


Item 5.   Ownership of Five Percent or Less of a Class.

     Not applicable.


Item 6.   Ownership of More Than Five Percent on Behalf of
          Another Person.

     Not applicable.


Item 7.   Acquisitions by Subsidiaries.

     Not applicable.


Item 8.   Members of the Group.

     Not applicable.


Item 9.   Notice of Dissolution of Group.

     Not applicable.


Item 10.  Certification.

     Not applicable.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 1997.


RHO MANAGEMENT PARTNERS L.P.
By: ATLAS CAPITAL CORP., its
    General Partner

    By:  /s/ Joshua Ruch
    Title:  President


RHO MANAGEMENT TRUST III
By: RHO MANAGEMENT COMPANY, INC.
    as Investment Advisor

    By: /s/ Joshua Ruch
    Title: President


JOSHUA RUCH

/s/ Joshua Ruch